LAW OFFICES	CORRESP.
ELIAS, MATZ, TIERNAN& HERRICK L.L.P. 12TH FLOOR 734 15TH STREET, N.W. WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300 FACSIMILE: (202) 347-2172 WWW.EMTH.COM

January 31, 2008

VIA EDGAR

Todd Schiffman
U.S. Securities and Exchange Commission
Mail Stop 4561
101 F Street, N.E.
Washington, D.C. 20549

Re:	Malvern Federal Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-148169

Dear Mr. Schiffman:

          Attached for filing on behalf of Malvern Federal Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

          The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated January 11, 2008, to Ronald Anderson, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff’s comments from the Comment Letter. Changes have also been made in response to legal and accounting comments received from staff of the Office of Thrift Supervision and to reflect a revised appraisal range. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

Summary. page 1

1.	Under appropriate subheading, please disclose, with quantification, the current, overall downturn in financial company share prices and any specific, material impact this has had

Todd Schiffman
January 31, 2008

on your company and this offering. For example, we note in the second full paragraph on page 6 that the appraisal was apparently adjusted downward for this reason. Discuss this adjustment, with quantification, including the effect on the company and on individual purchasers in the offering.

Disclosure has been added at page 3 of The prospectus under the subheading “The Downturn In Market Prices For Financial Institution Stocks Has Affected Our Appraised Value” in response to this comment.

How We Determined the Price Per Share….page 4

2.

Please better describe the peer group referenced in the last paragraph on page 4. Give the number of companies, their size and location and explain if correct that they are all partially converted holding companies, controlled by mutual holding companies, the same as the company will be after the offering.

Additional disclosure has been added as page 5 of the prospectus regarding the peer group companies in the appraisal.

3.	On page 5, please replace the table heading “Pro Forma Reported Basis” to reflect that these are all for partially converted companies. They are not all pro forma values, Note also on page 106.

The headings have been revised at page 6 and page 118 of the prospectus.

After Market Stock Price….page 7

4.	Please disclose why there are blanks in this table.

The blanks were actually dashes to reflect no change. We have inserted zeroes in order to clarify. See page 8 of the prospectus.

Use of Net Proceeds....page 13

5.	It does not appear that you have any special plans for the proceeds of this offering. Please explain why you are making this offering now.

Additional disclosure has been added at pages 16 and 29 of the prospectus regarding the reasons for undertaking the reorganization and offering at this time.

Selected Financial Data, page 21

6.

We note that the line item labeled loans receivable, net does not include loans held for sale. Please revise to add a separate line item for loans held for sale or include footnote disclosure clarifying that this balance does not include $9.3 million of loans held for sale at September 30, 2007. If opting for the latter, please provide similar footnote disclosure for all periods presented, if applicable.

A line item has been added for loans held for sale. See page 24 of the prospectus.

Todd Schiffman
January 31, 2008

7.

We note your disclosure that the allowance for loan losses as a percent of gross loans was 0.50% at September 30, 2007. Based on relevant disclosures in your selected financial data as well as elsewhere throughout the filing this ratio does not appear accurate. Please explain or revise as necessary.

The ratio has been corrected on page 24 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Lending Activities - Loan Originations, Purchases and Sales, page 51

8.

We are unable to reconcile the loan activity disclosed in the table on page 52 to the corresponding line items in your statements of cash flows on page F-5. Please explain any differences and revise, if necessary.

The table has been revised on pages 61-63 to conform in all material respects to the statement of cash flows.

Compensation Discussion and Analysis, page 81

9.	Please identify the specific companies in the peer group and “administrative table,” referenced at Base Salary, page 82.

The companies included in the peer group have been identified at page 94 of the prospectus.

Transactions With Related Persons, page 88

10.	Please quantify the total amount of loans currently outstanding to related parties.

The aggregate loans outstanding to related parties has been provided at page 102 of the prospectus.

Consolidated Financial Statements

General

11.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a current consent in any amendment.

The updating requirements are noted.

Statements of Cash Flows, page F-5

12.

We note that you have approximately $9.3 million of loans held for sale on your balance sheet at September 30, 2007. We also note your disclosure on page F-8 that the bank does not originate any loans specifically for the purpose of being sold supporting your classification of the related loan activity in the investing section of your statements of cash flows. Given these disclosures, it appears that these loans were transferred to the held-for-sale category rather than purchased and/or originated for sale. If true, please revise your

Todd Schiffman
January 31, 2008

statements of cash flows to include a line item in the supplementary cash flow information section labeled “loans transferred to held-for-sale”. Refer to paragraph 32 of SFAS 95.

A line item has been added to the statement of cash flows for loans transferred to held for sale.

Signatures.page, II-4

13.	Identify the principal accounting officer. See the signature requirements for Form S-4.

The signature page has been revised to identify the principal accounting officer.

Closing Comments

The closing comments are noted.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

          We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

          As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Hugh T. Wilkinson

Hugh T. Wilkinson

cc:	David Lyon
Ben Phippen
Ronald Anderson
Raymond A. Tiernan